FORM 6‑K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a‑16 or 15d‑16
of the Securities Exchange Act of 1934

2 September 2002

The Royal Bank of Scotland Group plc

42 St Andrew Square

Edinburgh EH2 2YE

Scotland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.

Form 20‑F x	Form 40‑F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934.

Yes	No x

Rule 12g3‑2(b) : 82 ‑

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6‑K:

The Royal Bank of Scotland Group plc is pleased to attach a copy of the results of Citizens Financial Group, Inc., its U.S.banking subsidiary.

The financial information contained in the attached release has been prepared in accordance with accounting principles generally accepted in theUnited States of America("U.S. GAAP"). Citizens operating earnings before taxation, amortization of goodwill and core deposit intangible and their one-time costs of their acquisitions and other one time costs for the six-months ended June 30, 2002based on U.K. GAAP and U.S. GAAP were as follows:

$ In Millions	Six-Months Ended June 30
	2002	2001
U.K.GAAP	$554	$336
U.S.GAAP	$520	$337

07 August 2002

Contact:	Fred Watt	Group Finance Director	020 7427 9760 0131 523 2028

	Grahame Whitehead	Deputy Group Finance Director	020 7427 9760 0131 523 2970

	Heather Campion	Corporate Affairs, Citizens Financial	001 617 725 5825

Citizens reports record growth and earnings

Cash operating earnings increase 55%

PROVIDENCE, RI Citizens Financial Group, Inc. ("Citizens") today reported record cash operating earnings of $343 million for the six-month period ended June 30, 2002, up 55% from $221 million for the comparable prior year period. The results for the six months ended June 30, 2002 include the purchase of the retail, small business and certain middle market commercial banking businesses of Mellon Financial Corporation on December 1, 2001.

June 13, 2002 Citizens announced a definitive agreement under which Citizens will acquire Medford Bancorp, Inc., the parent company of Medford Savings Bank which is located in eastern Massachusettsand has total assets of $1.4 billion. This transaction is subject to approval by regulatory authorities and Medford Bancorp, Inc. shareholders and is expected to be completed in the fourth quarter of 2002.

Cash operating earnings exclude the amortization of intangible assets related to various acquisitions, including goodwill and core deposit intangibles, one-time merger and other costs and the cumulative effect of accounting change. This reporting is consistent with Citizens parent, The Royal Bank of Scotland Group plc.

At June 30, 2002, Citizens total assets were $55.3 billion compared with $32.4 billion at June 30, 2001. The purchase from Mellon Financial Corporation added assets of $17.5 billion.

Citizens had strong year over year organic loan and deposit growth inNew England.New Englanddeposits increased 14%, or $3.2 billion; loans and leases, excluding consumer mortgages, increased 7%, or $1.2 billion.

"Given the current economic environment, Citizens is particularly proud of our strong performance this period," said Lawrence K. Fish, Chairman, President and CEO of Citizens Financial Group, Inc. "We are reporting record profits and strong organic growth during the first half of 2002. In the mid-Atlantic, our acquisition of Mellon Banks retail, small and certain middle market businesses is on track to deliver the financial performance predicted. Mellons customers and the communities throughout the mid-Atlantic have embraced and supported Citizens. OurNew Englandfranchise continues to have strong organic growth," Fish said. "With our agreement to acquire Medford Savings Bank, subject to approval byMedfordshareholders and regulators, Citizens is poised to continue to provide ever greater convenience to our customers inNew England.

"Last spring, we signed agreements to open offices in Stop & Shop supermarkets inRhode IslandandMassachusetts. In the course of the last 13 months we have opened 74 of these full-service branches greatly expanding our customer reach and convenience in New England," Fish said.

Net interest income increased $372 million, or 69%, for the six-month period ended June 30, 2002, primarily due to the impact of the Mellon transaction and strong organic loan and deposit growth.

Noninterest income increased $109 million, or 50%, for the six-month period ended June 30, 2002. In addition to the aforementioned impact of the Mellon transaction, the growth in noninterest income is being driven by strong growth in Citizens major business lines.

Noninterest operating expense, which excludes the impact of one-time merger and other costs and the amortization of goodwill and core deposit intangible, was $664 million for the six-month period ended June 2002, a $284 million increase over the comparable prior year period.

Citizens also recorded pre-tax costs for amortization of goodwill and core deposit intangible of $40 million for the six-month period ended June 30, 2002 compared with $59 million for the six-month period ended June 30, 2001. Citizens recorded one-time merger and other costs of $107 million, $70 million after tax, during the period ended June 30, 2002 connected with the Mellon transaction. Including the impact of the one-time costs, amortization and cumulative effect of accounting change, net income was $245 million for the six-month period ended June 30, 2002 and $169 million for the comparable prior year period.

Citizens Financial Group, Inc. is a $55.3 billion commercial bank holding company headquartered in Providence, RI. It operates as Citizens Bank in Connecticut, Delaware, Massachusetts, New Hampshire, New Jersey, Pennsylvania, and Rhode Island. Citizens is one of the 20 largest commercial banks in theUnited States. Citizens is wholly owned by The Royal Bank of Scotland Group plc. Combined, Citizens has 740 branches, 1,545 ATMs and more than 14,000 employees in seven states. For more information, please contact our website, citizensbank.com.

CITIZENS FINANCIAL GROUP, INC.
CONSOLIDATED STATEMENTS OF INCOME
(unaudited)
	SIX MONTHS ENDED JUNE 30
(In Millions)	2002	2001

Net interest income	$ 910	$ 538
Provision for credit losses	53	39
Net interest income after provision for credit losses	857	499
Noninterest income	327	218
Noninterest expense
Operating	664	380
Amortization of goodwill and core deposit intangible	40	59
Total noninterest expense	704	439
Earnings before income taxes	480	278
Income taxes	165	110
Net income-operating	315	168
Cumulative effect of accounting change, net of tax	-	1
One-time merger and other costs, net of tax	70	-
Net income	245	169
Cash basis and one-time adjustment, net of tax	98	52
Cash basis-operating earnings	$ 343	$ 221

CITIZENS FINANCIAL GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(unaudited)

	JUNE 30,
	2002	2001
(In Millions)
Assets
Cash and due from banks	$ 1,223	$ 803
Short-term investments	693	95
Securities	20,665	9,366
Loans and leases	26,823	18,743
Less: Allowance for possible credit losses	426	301
Net loans and leases	26,397	18,442

Goodwill and core deposit intangible	4,187	1,929
Other assets	2,134	1,727
Total assets	$ 55,299	$ 32,362
Liabilities and Stockholder's Equity
Deposits	$ 41,490	$ 23,235
Borrowed funds	6,271	5,383
Other liabilities	1,375	521
Total liabilities	49,136	29,139
Stockholders equity	6,163	3,223
Total liabilities and stockholders equity	$ 55,299	$ 32,362

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Royal Bank of Scotland Group plc

2) Name of director

Mr Frederick Inglis Watt

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self and Spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr Frederick Inglis Watt and Mrs Helen Watt

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
Self and Spouse

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

6,734

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed
-

10) Percentage of issued class
-

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£14.735

13) Date of transaction

7 August 2002

14) Date company informed

7 August 2002

15) Total holding following this notification

7,166 Ordinary Shares of 25p each

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat
0131 523 4711

25) Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat
Date of Notification
8 August 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

The Royal Bank of Scotland Group plc

2) Name of shareholder having a major interest

Lehman Brothers International (Europe)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Lehman Brothers International (Europe)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lehman Brothers International (Europe)

5) Number of shares/amount of stock acquired
-

6) Percentage of issued class
-

7) Number of shares/amount of stock disposed
-

8) Percentage of issued class
-

9) Class of security

Ordinary Shares of 25p each

10) Date of transaction

14 August 2002

11) Date company informed

19 August 2002

12) Total holding following this notification

98,448,963 Ordinary Shares of 25p each

13) Total percentage holding of issued class following this notification

3.40%

14) Any additional information
-

15) Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

16) Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat 0131 523 4711

Date of notification 19 August 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

The Royal Bank of Scotland Group plc

2) Name of shareholder having a major interest

Lehman Brothers International (Europe)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Lehman Brothers International (Europe)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lehman Brothers International (Europe)

5) Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

-

8) Percentage of issued class

-

9) Class of security

Ordinary Shares of 25p each

10) Date of transaction

15 August 2002

11) Date company informed

19 August 2002

12) Total holding following this notification

143,483,464 Ordinary Shares of 25p each

13) Total percentage holding of issued class following this notification

4.960%

14) Any additional information

-

15) Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

16) Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat 0131 523 4711

Date of notification 20 August 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

The Royal Bank of Scotland Group plc

2) Name of shareholder having a major interest

Aviva plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Aviva plc

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd 38,304,346
BT Globenet Nominees Ltd 31,775
Chase GA Group Nominees Ltd 29,576,019
CUIM Nominee Ltd 18,717,243

5) Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

365,000

8) Percentage of issued class

-

9) Class of security

Ordinary Shares of 25p each

10) Date of transaction

16 August 2002

11) Date company informed

21 August 2002

12) Total holding following this notification

86,629,383 Ordinary Shares of 25p each

13) Total percentage holding of issued class following this notification

2.996%

14) Any additional information

-

15) Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

16) Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat 0131 523 4711

Date of notification 21 August 2002

THE ROYAL BANK OF SCOTLAND plc

The Royal Bank of Scotland plc ("the Bank") has today launched a 300 million (Junior) Subordinated Upper Tier II issue. The notes will be perpetual with a first call date of16th September 2026.

The deal has been priced at a spread of 110 basis points against the UK Treasury 6 % due December 2028.

The lead manager and bookrunner for the deal was The Royal Bank ofScotland, with Merrill Lynch International and JP Morgan as co-lead managers.

The notes have been issued under the Banks Euro Medium Term Note Programme, and are expected to be rated Aa2/A/AA- by Moodys, Standard & Poors and Fitch respectively. The notes will be listed on the London Stock Exchange.

For further information, please contact:

The Royal Bank of Scotland Group plc

GrahameWhitehead
Deputy Group Finance Director
42 St. Andrew Square
Edinburgh EH2 2YE
Tel: 0131 523 2970

Ron Huggett
Capital Raising Director
Drapers Gardens
12 Throgmorton Avenue
London EC2N 2DL
Tel: 020 7375 4925

Gordon Taylor
Associate Director, Primary Markets
135 Bishopsgate
London EC2M 3UR
Tel: 020 7648 3095

THE ROYAL BANK OF SCOTLAND GROUP plc

In accordance with sections 9.31(a) and 9.32 of the UK Listing Authority rules, The Royal Bank of Scotland Group plc has today submitted to the Document Viewing Facility the circular Letter to Shareholders together with the Form of Election in connection with the offer of shares in lieu of a cash dividend.

30 August 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

2 September 2002

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ H. Campbell
Name: H. Campbell
Title: Head of Group Secretariat